

Exhibit 99

PG&E Corporation:
Creating A Sustainable Future

Investor Package
42nd Edison Electric Institute Financial Conference
Orlando, Florida
November 5-6, 2007



Cautionary Statement Regarding Forward-Looking Information

This presentation contains forward-looking statements regarding management's guidance for PG&E Corporation's 2007 and 2008 earnings per share from operations, targeted average annual growth rate for earnings per share from operations, as well as management's projections regarding Pacific Gas and Electric Company's (Utility) capital expenditures, rate base, future electricity resources, and potential investments in transmission, generation and renewable energy resources. These statements are based on current expectations and various assumptions which management believes are reasonable, including that substantial capital investments are made in the Utility business over the 2007-2011 period, Utility rate base averages $16.9 billion in 2007 and $18.7 billion in 2008, that the Utility earns at least its authorized rate of return on equity, that the Utility's ratemaking capital structure is maintained at 52 percent equity, and that the Utility is successful in implementing its initiatives to become more efficient and reduce costs. These statements and assumptions are necessarily subject to various risks and uncertainties, the realization or resolution of which are outside of management's control. Actual results may differ materially. Factors that could cause actual results to differ materially include:

- The Utility's ability to timely recover costs through rates;

- the outcome of regulatory proceedings, including ratemaking proceedings pending at the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission;

- the adequacy and price of electricity and natural gas supplies, and the ability of the Utility to manage and respond to the volatility of the electricity and natural gas markets;

- the effect of weather, storms, earthquakes, fires, floods, disease, other natural disasters, explosions, accidents, mechanical breakdowns, acts of terrorism, and other events or hazards that could affect the Utility's facilities and operations, its customers, and third parties on which the Utility relies;

- the potential impacts of climate change on the Utility's electricity and natural gas business;

- changes in customer demand for electricity and natural gas resulting from unanticipated population growth or decline, general economic and financial market conditions, changes in technology including the development of alternative energy sources, or other reasons;

- operating performance of the Utility's Diablo Canyon nuclear generating facilities (Diablo Canyon), the occurrence of unplanned outages at Diablo Canyon, or the temporary or permanent cessation of operations at Diablo Canyon;

- the ability of the Utility to recognize benefits from its initiatives to improve its business processes and customer service;

- whether the Utility's planned capital investment projects are completed within authorized cost amounts;

- the impact of changes in federal or state laws, or their interpretation, on energy policy and the regulation of utilities and their holding companies;

- the impact of changing wholesale electric or gas market rules, including the California Independent System Operator's new rules to restructure the California wholesale electricity market;

- how the CPUC administers the conditions imposed on PG&E Corporation when it became the Utility's holding company;

- the extent to which PG&E Corporation or the Utility incur costs and liabilities in connection with pending litigation that are not recoverable through rates, from third parties, or through insurance recoveries;

- the ability of PG&E Corporation and/or the Utility to access capital markets and other sources of credit;

- the impact of environmental laws and regulations and the costs of compliance and remediation;

- the effect of municipalization, direct access, community choice aggregation, or other forms of bypass, and

- other risks and factors disclosed in PG&E Corporation's SEC reports.

Key Takeaways From Today's Discussion

PG&E is:

- A strong utility holding, delivering 1st quartile earnings growth in a positive regulatory environment

- Innovating in our core business to create competitive advantage

- Creating a sustainable future for California

PG&E Vision

Our vision

Our goals

Our strategies

Our values

The leading utility in the United States

**Delighted Customers
Energized Employees
Rewarded Shareholders**

**Operational excellence
Transformation**

We act with integrity and communicate honestly and openly.
We are passionate about meeting our customers' needs
and delivering for our shareholders.
We are accountable for all of our own actions: these include
safety, protecting the environment, and supporting our communities.
We work together as a team and are committed to excellence and innovation.
We respect each other and celebrate our diversity.

Pacific Gas and Electric Company (PG&E)



PG&E's Service Area in California

- $12.5 B in Revenues

- $34.8 B in Assets

- 5.1 MM Electric/4.2 MM Gas Customers

- $17 B+ Market Capitalization

Business Unit	2006 Rate Base ($B)
Electric and gas distribution (CPUC)	$10.3
Electric generation (CPUC)	$1.8
Gas transmission (CPUC)	$1.5
Electric transmission (FERC)	$2.3
PCG Total Business	$15.9

Core Business Investment Opportunities

- **Electric and gas distribution**

  - Advanced metering technology

- **Electric transmission**

  - System reliability and generation substitutes

  - Growth to reach renewable resources

- **Natural gas transmission and storage**

- **Electric resource requirements**

  - Energy efficiency

  - Conventional generation

  - Renewables

EPS Guidance

EPS from Operations*: 2007 guidance of $2.70-$2.80 per share (upper half)

2008 guidance of $2.90-$3.00 per share

Targeted Growth Rate: 8%

Assumes success in cost saving efforts

Energy efficiency incentives and broader operational savings may be needed

Review of 3-year operating plan underway

Update planned for Q1 2008



EPS from Operations*



* Reg G reconciliation to GAAP for 2006 EPS from Operations and 2007 and 2008 EPS Guidance available in Appendix and at www.pgecorp.com

Capital Expenditures Drive Core Growth

2007-2011 Estimated CapEx totals more than $14 B* (~$2.8 B/yr.)

Investment Driver	Cap Ex	Notable Projects
Common Plant	~$1.3 Billion	• Building Investment • Technology Infrastructure • General Use Fleet
Electric and Gas Transmission	~$3.8 Billion	• Central California Clean Energy Transmission Line (formerly Midway-Gregg) • Line Upgrades for Renewables • McDonald Island Gas Storage Pipeline
Generation	~$2.9 Billion	• Gateway Generating Station • Humboldt Power Plant • Colusa Power Plant • DCPP Steam Generator Replacement
Distribution	~$6.2 Billion	• Distribution maintenance and upgrades • New Customer Connections • AMI

* CapEx projections for 2007-2011 last affirmed in October 2007. CapEx projections for 2008-2012 currently in development.

8

State Energy Policy Supports Business Strategy

PG&E's resource investment strategy is aligned with California's <u>Energy Action Plan</u> "preferred loading order":

1. Energy Efficiency
2. Demand Response
3. Renewable Resources
4. Distributed Generation
5. Conventional Resources

EE is California's Least-Cost Resource

Resource Type	2006 Cost (kWh)*
Energy Efficiency	$.025
Diablo Canyon	$.039
Utility, Irrigation Districts, Other Wholesale	$.048
QFs and Renewables	$.084
DWR	$.085

* Costs represent 2006 average price per kilowatt hour



Per Capita Energy Usage – California, US and Europe

Source: California Energy Commission

Energy Efficiency Decision

Constructive Policy with Measurement/ Evaluation Issues to be Resolved

- Symmetrical "risk/reward" mechanism with $180 MM cap

- Effective for 2006-2008 and 2009-2011 EE program cycles

- Currently discussing measurement and evaluation issues with CPUC

- Joint petition to resolve technical issues filed October 31, 2007



Example 2006 - 2008 Shareholder Incentives*

*All amounts are pre-tax and cumulative for the three-year cycle

PG&E's Recent Energy Efficiency Performance

Energy Efficiency Savings: Goals and Achievements*



*Energy Efficiency goals are annual; YTD is through 9/30/07

SmartMeter™ Project Upgrade Timeline

- RFP Responses received
- Two vendors selected for initial pilot tests
- Next Step: CPUC approval (possible deployment as early as 2009)



July 2007:
RFP Issued
Q4 2007 – Q2 2008:
Field Testing
Q4 2011:
Initial deployment complete
2007
2008 and beyond
2011
Aug 2007:
Bids Submitted

Approximate timeline for SmartMeter Program Upgrade*

*SmartMeter™ Program Upgrade subject to results of bid evaluation, successful field testing, and obtaining any necessary CPUC approval.
SmartMeter is a trademark of SmartSynch, Inc. and is used by permission.

Innovating for the Future: Smart Energy Web



Today

- Smart Meters
- Electric Field Vehicles

Near-Term

- HAN Energy Management
- PHEV SmartCharge

irriGuard

Future

- Vehicle to Grid
- Distributed storage and generation

2007

20??

PG&E's Stance on Climate Change

- Global climate change is serious and requires immediate action

- Energy sector is among the largest contributors to U.S. GHG emissions

- PG&E has an obligation to find solutions to global climate change



2004 CO_2 Emissions and Emission Rates*

*Source: Innovest, based on most recent data available

Changing Legislative Environment for GHG

Recent Legislative Action:

- California global warming legislation enacted in 2006

- Comprehensive federal legislation expected in 2 to 4 years

- Pending near-term "energy independence" measures
  - Federal energy efficiency standards
  - Favorable tax treatment for renewable generation and AMI technology
  - Federal renewable portfolio standard
  - Support for clean fuels development (Plug-in Hybrids, Electric and Natural Gas Vehicles)

PG&E Supports:

- Mandatory market-based approach

- Encouraging early action toward goals before full regulatory implementation

- Recognition of prior actions

- Pursuit of all cost-effective reductions in greenhouse gases

- International cooperation

PG&E's Renewable Contracts Signed

18% of Projected 2010 Load Currently Signed*

Year Signed	Project	Max GWh/yr	Technology
Pre 2002	Various Projects	~7500**	Various
2002	Calpine Geysers 13 & 20	722	Geothermal
2002	Wheelabrator #4	25	Biomass
2003	CBEA Projects (3)	305	Biomass
2004	Big Valley Lumber	41	Biomass
2004	Diablo Winds	65	Wind
2005	FPL Energy-Montezuma Winds	102	Wind
2005	Buena Vista Energy LLC	108	Wind
2005	Pacific Renewable Energy	280	Wind
2005	Shiloh 1 Wind Project LLC	225	Wind
2006	Military Pass Rd.	840	Geothermal
2006	HFI Silvan	142	Biomass
2006	Liberty Biofuels	70	Biofuels
2006	Bottle Rock USRG	385	Geothermal
2006	IAE Truckhaven	366	Geothermal
2006	Global Common - Chowchilla	72	Biomass

Year Signed	Project	Max GWh/yr	Technology
2006	Global Common – El Nido	72	Biomass
2006	Newberry	840	Geothermal
2006	Calpine Geysers	922	Geothermal
2006	Tunnel Hydro	2.1	Hydro
2006	Buckeye Hydro	1.4	Hydro
2006	Eden Vale Dairy	1.3	Biogas
2006	Microgy	TBD	Biogas
2006	Bio_Energy LLC	TBD	Biogas
2006	Palco	36	Biomass
2007	Solel	1388	Solar Thermal
2007	Western GeoPower	212	Geothermal
2007	PPM-Klondike	265	Wind
2007	CalRenew	9	PV
2007	Green Volts	5	PV

*Based on contracts signed through August 2007

** Average delivered energy over multiple years: pre-RPS baseline

PG&E

PG&E's RPS Compliance Outlook

Renewable Portfolio Standard Target is 20% by 2010*



Expected Deliveries From Contracts

* See Appendix for further description of RPS requirements

PCG Value Summary

- PG&E is a core utility holding with a record of delivering strong earnings growth in a constructive regulatory environment.

- Technology innovation and a clean energy portfolio are key parts of our overall strategy.

- We believe our actions will ensure the success of our shareholders and improve the communities we serve.

Conference Notes



Appendix



2006 EPS - Reg G Reconciliation

2006

EPS on an Earnings from Operations Basis*	$2.57
Items Impacting Comparability:	
Scheduling Coordinator Cost Recovery	0.21
Environmental Remediation Liability	(0.05)
Recovery of Interest on PX Liability	0.08
Severance Costs	(0.05)
EPS on a GAAP Basis	$2.76

* Earnings per share from operations is a non-GAAP measure. This non-GAAP measure is used because it allows investors to compare the core underlying financial performance from one period to another, exclusive of items that do not reflect the normal course of operations

EPS Guidance - Reg G Reconciliation

2007

	Low	High
EPS Guidance on an Earnings from Operations Basis*	$2.70	$2.80
Estimated Items Impacting Comparability	0.00	0.00
EPS Guidance on a GAAP Basis	$2.70	$2.80

2008

	Low	High
EPS Guidance on an Earnings from Operations Basis*	$2.90	$3.00
Estimated Items Impacting Comparability	0.00	0.00
EPS Guidance on a GAAP Basis	$2.90	$3.00

* Earnings per share from operations is a non-GAAP measure. This non-GAAP measure is used because it allows investors to compare the core underlying financial performance from one period to another, exclusive of items that do not reflect the normal course of operations.

EPS Growth – Comparator Group

PG&E targets 1st quartile growth in a constructive regulatory environment

Consensus of analyst estimates of EPS growth:


Annual Long-Term EPS Growth (%)
12
10
8
6
4
2
0
CenterPoint Energy
FPL Group
PG&E Corp
Entergy
American Electric Power
Pinnacle West
Xcel Energy
Southern Company
Ameren
Progress Energy
NiSource
Consolidated Edison
TECO Energy

Source: Thomson IBIS long-term EPS Growth Consensus Estimate Median October 30, 2007

Energy Efficiency Target Markets and Initiatives

Market	Example Initiatives
High Tech	Data Center Efficiency
Residential New Construction	New Solar Homes Partnership
Agricultural and Food Processing	Bio-Energy Recovery Systems
Schools and Colleges	University Research Center Efficiency
Large Commercial	"More-than-a-Million" Retro-commissioning Program
Other Programs, including mass market and third-party programs	Compact Fluorescent Bulbs, Appliances and Air Conditioning Equipment, Enhancements to New Buildings, etc.

California's RPS Program

Mandate

- Deliveries of 20% of load from eligible renewables by 2010. Large hydro (>30 MW) doesn't qualify.

Purpose

- Fuel Diversity
- GHG Reduction
- Economic Development

Penalty

- $50/MWhr, up to $25 million per year

Exceptions

1) Contract failure
2) Insufficient public goods funds
3) Insufficient offers
4) Lack of transmission

Flexible Compliance

- Allows shortfalls to be made up within following three years.

Long-Term Electricity Resources

- Energy efficiency expected to meet half of future load growth
- Growth in renewable resources and resources with operating flexibility
- Growth in utility ownership



2007 Projected Sources of Energy
85,500 GWh
Existing Utility Owned * 35%
Flexible Market Based Resources 9%
DWR 27%
Non-Renewable QFs 15%
Irrigation Districts * 5%
Renewable QFs 6%
Other Renewable Resources 3%

* Approximately 13% of total retail sales expected to be eligible renewable resources coming from utility-owned, QFs, Irrigation Districts and other sources.



2012 Projected Sources of Energy
89,900 GWh
Existing Utility Owned * 33%
Gateway, Colusa, Humboldt 5%
New All-Source Resources ** 5%
Flexible Market Based Resources 19%
DWR 1%
Non-Renewable QFs 15%
Irrigation Districts * 4%
Renewable QFs 6%
Other Renewable Resources 5%
New Renewables ** 7%

* Over 20% of total retail sales expected to be eligible renewable resources coming from utility-owned, QFs, Irrigation Districts, and other sources.

** May include utility-owned resources.

New Transmission: Reliability and Renewables



B.C.Renewable
Line
California Oregon Upgrade
Lakeville Sonoma
Transmission Line
Vaca Dixon Contra
Costa Upgrade
Central California
Clean Energy Line

Transmission Line	Project / Estimated Total Cost
Central California Clean Energy Transmission Line	Proposed 500 KV line improving reliability and increasing access to renewables / $800 MM
Vaca Dixon – Contra Costa Upgrade	230 kV path adding access to wind energy / $23 MM
California – Oregon Upgrade	Replacing substation / switchyard equipment to increase MW rating / $30 MM
Lakeville Sonoma Transmission Line	Adding reliability and capacity to Napa and Sonoma / $27 MM
B.C. Renewable Line (possible)	Proposed to bring British Columbia renewable resource energy to CA / $4-6B